EXHIBIT 34.2

Report of Independent Registered Public Accounting Firm

To the Management of Wilmington Trust National Association

We have examined management’s assertion, included in the accompanying Management Assessment Report, that Wilmington Trust National Association (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for Items 1122(d)(2)(ii), 1122(d)(2)(iv), 1122(d)(2)(v), 1122(d)(3)(i), 1122(d)(3)(ii), 1122(d)(3)(iii), and 1122(d)(3)(iv) of the Securities and Exchange Commission's Regulation AB for the servicing of auto related asset-backed transactions initiated or amended for purposes of Regulation AB on or after January 1, 2006, for which the Company also provides trustee services (the “Platform”), as of February 29, 2024 and for the period from March 1, 2023 through February 29, 2024. Appendix A to Management’s Assessment Report identifies the individual asset-backed transactions and securities and applicable criteria defined by management as constituting the Platform. Wilmington Trust National Association’s management is responsible for its assertion and for the Company's compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company’s compliance with the applicable servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the applicable servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing of selected asset-backed transactions and securities that comprise the Platform, testing of selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the applicable servicing criteria. Our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to detect noncompliance arising from errors that may have occurred prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that Wilmington Trust National Association complied with the aforementioned applicable servicing criteria as of and for the period from March 1, 2023 through February 29, 2024 for the Platform is fairly stated, in all material respects.

/s/ PricewaterhouseCoopers LLP

Buffalo, NY
March 14, 2024

PricewaterhouseCoopers LLP, 726 Exchange Street, Suite 1010, Buffalo, NY 14210
T: (716) 856 4650, www.pwc.com/us